May 15, 2007

Ms. Maryse Mills-Apenting (Mail Stop 4561)
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Bridgeline Software, Inc.
 Registration Statement on Form SB-2
 Commission File No. 333-139298

Dear Ms. Mills-Apenting:

On behalf of Bridgeline Software, Inc. (the “Company”), I enclose for filing through EDGAR Amendment No. 3 (the “Amendment”) to the Company’s registration statement on Form SB-2 (Commission File No. 333-139298) (the “Registration Statement”).

Set forth below on behalf of the Company are responses to the comments provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Mr. Thomas Massie, President and Chief Executive Officer of the Company, in a letter dated May 2, 2007 (the “Letter”) from Mark P. Shuman, Branch Chief – Legal. Such responses are based on information provided to us by the Company. The responses set forth below are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter.

Page numbers referred to in the responses are to the applicable pages of the preliminary initial public offering prospectus contained in the Amendment (the “IPO Prospectus”). Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.             Please note that to the extent the following comments apply to both the IPO and Selling Shareholder prospectuses, changes in both sections should be made accordingly.

May 15, 2007

 Response

To the extent the SEC’s comments apply to both the IPO Prospectus and the prospectus for use by certain selling shareholders (the “Selling Shareholder Prospectus”), the Company has made the corresponding changes to both prospectuses.

2.             We reissue prior comment 2 of our letter dated March 9, 2007. We are in receipt of the full page glossies you provided in Exhibit A to your response letter. It does not appear to be appropriate to include as graphics screen shots of other companies' websites such as BNY Corporate Trust or FMCS, since these websites depict businesses that do not relate to your business. Please revise the graphics to eliminate these screen shots. Please also and provide us with camera ready copies of the revised inside front and back cover pages of the prospectus as they will be presented to readers so that we may evaluate the graphics in the format that they will be viewed.

Response

The Company has revised the graphics on the inside front cover and back cover pages of the prospectuses to eliminate screen shots of other companies’ websites. The Company has enclosed, as Exhibit A, camera ready copies of the revised inside front and back cover pages of the prospectuses.

Cover Page

3.             Please refer to prior comment 3 of our letter dated March 9, 2007. Please revise the cover page to replace the reference to "certain" selling shareholders and warrants with text that informs the reader. For instance, you may refer to the selling shareholders listed on alternative page 79 and the warrants issued in an April 2006 private placement transaction.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see the revised cover page of the IPO Prospectus.

Summary, page 3

4.             Please refer to prior comment 7 of our letter dated March 9, 2007. As previously requested, please state, consistent with your revised disclosure on pages 65-65 under the subheading terms of the acquisition, that although the closing of the acquisition is not a condition to the closing of the public offering, you do not intend to seek effectiveness of the registration statement until the acquisition is closed in escrow. In addition, please briefly discuss the impact of any inability to meet the conditions to closing of the Objectware acquisition.

May 15, 2007

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised page 5 of the IPO Prospectus.

Acquisitions, page 5

5.             Please refer to prior comment 7 of our letter dated March 9, 2007. We reissue our comment requesting that you state prominently and clearly whether the closing of the acquisition is a condition to the closing of the public offering. Based on your responses to date, it appears that there are circumstances under which the planned acquisition may not be consummated, e.g., because conditions to transaction completion may not be satisfied or performed. If this is true, the disclosure must be revised to state unambiguously that closing of the firm commitment offering is not conditioned on the acquisition and that the acquisition is not assured. Please advise or revise accordingly,

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised pages 5 and 73 of the IPO Prospectus.

6.             We note your statement that the "acquisition will close in escrow" shortly before the completion of this offering. Please revise throughout the document this statement, which does not have a readily understood meaning and suggests that the acquisition itself has closed and will be completed in all circumstances. It appears you should state what each of the purchaser and target companies will do prior to the effective date, but that further actions will be required to consummate the acquisition. Please be advised that we will be unable to fully evaluate the disclosure regarding the interrelationship of the firm commitment offering and the proposed acquisition until we have reviewed the escrow agreement, the actions to be performed by each party that will be unperformed at the effective date, and the conditions to each party's future performance.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised pages 5 and 73 of the IPO Prospectus. The Company has filed the form of escrow agreement as an exhibit to the Amendment to the Registration Statement and, for your convenience, has enclosed a copy as Exhibit B to this letter.

May 15, 2007

7.             Please refer to prior comment 9 of our letter dated March 9, 2007. We note that you have retained without revision the statement that "compounded annual growth rates of at least 20% per year for each acquired entity may be possible" in the summary. The statement that you may obtain this growth rate does not appear to be meaningful. Clarify whether it is in fact your projection of future revenue growth, clarify the nature of the material information you are seeking to provide investors, or remove the statement. To the extent you provide a projection or similar statement concerning future performance, you must provide sufficient support for your claim. The information we have received from you to date does not appear to provide a reasonable basis for a projection of this type. While past performance in other transactions may be of interest to potential investors, it does not provide appear probative of what will happen in a future year with respect to different acquisitions. If a projection is provided, revise to provide both quantitative and qualitative support for these projections.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised page 69 of the IPO Prospectus.

Risk Factors, page 10

There is substantial doubt about our ability to continue as a going concern, page 10

8.             Please refer to prior comment 13 of our letter dated March 9, 2007. Please revise to relocate your discussion regarding the number of months your available cash resources will allow you to fund your financial obligations near the beginning of the risk factor. Steps you have taken to mitigate the risk such as streamlining your operations need not be discussed in the risk factor, which should be limited to concisely stating the nature and extent of the risk relating to your ability to continue as a going concern.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised page 11 of the IPO Prospectus.

We have shifted a significant portion of our software development operations to India, page 15

9.             Please revise to quantify what portion of your software development operations was moved to India. Include a discussion of the number of employees located there.

May 15, 2007

Response

The Company has revised the disclosure regarding its operations in India under Risk Factors on page 16 to include a discussion of the number of employees located in India and has quantified the portion of software development operations moved to India.

Management's Discussion and Analysis, pages 26- 38

Stock-based Compensation, pages 36-37

10.           We note your response to previous comment 32 of our letter dated March 9, 2007 and the additional disclosures added on pages 36 and 37 of MD&A. Your response indicates that you considered a variety of quantitative and qualitative factors which appear to take into account the different stages of your business development giving consideration to both a market and an income related approach as well as the effect of the IPO process in arriving at the determined enterprise value of your company. We note however that you do not disclose on page 36 the significant assumptions and factors used to derive and select your use of discounted cash flows, average trading multiples of comparable peer group public companies and recent comparable industry and company buy and sell transaction multiples. While you note the use of a combination of valuation methods on page 37 we do not see disclosure of the assumptions and factors used to select both the methods and the significant factors and assumptions behind the basis for combining and weighting of those methods. Because you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist your disclosures should be revised to consider all of the disclosures recommended in paragraph 182 of the 2004 AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). You should consider the disclosure examples in paragraph 183 of the Practice Aid in any revision.

Response

The Company has revised the above-referenced disclosure to include the disclosures recommended in paragraph 182 of the 2004 AICPA Practice Aid and to conform with the disclosure example in paragraph 183 of the Practice Aid.  Please refer to the Company’s response to Comment 23 for additional clarification.

11.           We are still reviewing your responses to previous comment(s) 30 and 31 and comment(s) 90 through 93 of our letter dated March 9, 2007. Upon review of any additional stock-based compensation disclosures requested in our comment above, we may have further comment.

May 15, 2007

Response

The Company has noted the Staff’s comment.

Business

12.           Please refer to prior comment 40 of our letter dated March 9, 2007. We note the e-mail transcript regarding communications with Harte Hanks. It is unclear from the transcript alone how this data supports your statement on page 61 attributed to Harte-Hanks that "there are over 2,000 Web development companies in North America. Many of these entities are profitable, with annual revenues between $1 million and $5 million." Please advise. Further, it appears that the research data provided to you by Harte-Hanks included as Exhibit D to your response letter may have been commissioned by you for your use. If so, please file a consent from Harte-Hanks as an exhibit to the registration statement. See Rule 436(a) of Regulation C. Alternatively, we will not object if you remove any such references for which you do not file a consent and revise the disclosure to express the statements as Bridgeline's views, based on its market research and analysis.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised pages 55 and 69 of the IPO Prospectus.

13.           Please refer to prior comment 48 of our letter dated March 9, 2007. We note the revisions to the competition discussion on pages 65 and 66. Describe how your competitive position compares to that of your competitors with respect to any of the other areas you identified, such as pricing, ease of implementation or reliability. Please be specific in explaining the basis of conclusions you express regarding your competitive position. In addition, to the extent that any of your competitors dominates your industry niche, this should also be discussed.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised pages 73 to 75 of the IPO Prospectus.

Unaudited Combined Pro Forma Condensed Financial Statements, pages F-3 to P-7

Notes to the Unaudited Combined Pro Forma Condensed Balance Sheet, pages F-5 to F-7

14.           Revise pro forma Note 3(k) to clearly describe how the $11,491,000 in cash received from the offering has been determined. Where payment amounts are netted against proceeds show and describe the gross amounts in Note 3(k). This will help to explain your Note 3(p) reference to Note 3(k) on page F-7. Tell us how the revised presentation reconciles to cash proceeds disclosed elsewhere in the filing.

May 15, 2007

Response

The Company has revised the above-referenced disclosure to clearly describe and reconcile gross proceeds to net proceeds from the offering.

Notes to the Unaudited Combined Pro Forma Condensed Statement of Operations for the Three Months Ended December 31, 2006, pages F-9 to F- 10

15.           We note the Company adopted SFAS 123R on October 1, 2006. Tell us what impact this adoption had on the pro forma financial information presented for Objectware for the three-month period ended December 31, 2006.

Response

The Company advises the Staff that the adoption of SFAS 123R on October 1, 2006 had no impact on the pro forma financial information presented for Objectware for the six-month period ended March 31, 2007, as all Objectware stock options were granted and were 100% vested prior to all periods presented in the prospectus.

Notes to the Unaudited Combined Pro Forma Condensed Statement of Operations, pages F-11 to F-14

16.           We note your response to prior comment 69 of our letter dated March 9, 2007.
Revise your disclosures to provide financial information for New Tilt for both the quarterly period ended December 31, 2005 and the period through the date of acquisition in 2006, which will enable the reader to clearly understand how the financial information included in the column "Consummated Acquisition Historical" has been determined.

Response

The Company has added additional disclosure under Note 1 to the Unaudited Combined Pro Forma Condensed Statement of Operations to provide a tabular presentation of New Tilt’s results of operations for the quarter ended December 31, 2005 and the period ended April 24, 2006 to clearly illustrate how the historical financial information of New Tilt included in the column “Consummated Acquisition Historical” was determined.

17.           We reference pro forma Note 3(b)(ii). Tell us why you are recording a pro forma adjustment to reduce depreciation expense in the period ended September 30, 2006 for purchase price accounting adjustments relating to iapps when you acquired this entity in December of 2004.

May 15, 2007

Response

The Company advises the Staff that pro forma Note 3(b)(ii) contained an erroneous reference to “iapps”. The reference in the Note should have been to “Objectware” and the Note has been revised accordingly.

18.           We note the pro forma adjustment within Note 4 to eliminate the accounting fees for audits performed on both New Tilt and on Objectware. We do not believe this pro forma adjustment meets the "factually supportable" criteria nor have you made the case for the continuing impact or acquisition-attributable reason to remove these costs within Rule l 1-02(b)(6) of Regulation S-X. Please revise to remove the related pro forma adjustment.

Response

The Company has updated the pro forma adjustment to remove the accounting fee adjustment in subparagraph 4(c) in accordance with the Staff’s direction.

19.           We note your response to prior comment 75 of our letter dated March 9, 2007. Based on the information provided regarding the dilutive effect of the "in the money" options and warrants, it is not clear how the number of weighted average shares for diluted earnings per share purposes has been determined. The determination of this computation should be easily calculated and transparent to the investor. Further, the denominator used in computing pro forma EPS should include only those common shares whose proceeds are being reflected in pro forma adjustments in the statement of operations. Common shares whose proceeds will be used for general corporate purposes, for example, should not be used for computing EPS. A company may present "additional" EPS data reflecting the issuance of all shares if it considers this information meaningful. Please revise.

Response

The Company has revised its disclosure to provide the details of the computation referenced above in order to make it easy to compute and transparent to the reader in accordance with the Staff’s direction.

Financial Statements for Bridgeline Software Inc. filed for the period ended September 30, 2006 and Financial Statements for the three month period ended December 31, 2006

Notes to the Financial Statements

May 15, 2007

Note 2. Revenue Recognition, pages F-21 to F-24

20.      We note your response to prior comment 78 of our letter dated March 9, 2007. Provide the following additional disclosures within each of the identified revenue caption descriptions. Provide us with additional information where we have not requested a specific disclosure be made:

Response

The Company has revised its disclosure and has considered all of the Staff’s comments with regards to its revenue recognition disclosures and provides the following clarification with respect to the individual bullet points below.

Web Services

•	Disclose the revenue recognition literature you are following when accounting for standalone service arrangements.

Response

The Company has revised its revenue recognition policy to state that the Company follows the guidance in SAB 104 with respect to stand alone Web Services engagements.

•
Disclose the revenue recognition literature you are following in accounting for the Web Services arrangements when software is also a component. Address whether you consider the software deliverable in these arrangements to be incidental to the services as a whole as denoted in paragraph 2 of SOP 97-2.

Response

The Company has revised its revenue recognition policy to clarify that the Company follows the guidance of EITF 00-21 with respect to multiple element arrangements which include Web Services and either the perpetual licensed NetEDITOR software product or the subscription-based Orgitecture software.

The Company believes that its NetEDITOR software is not incidental to multiple element arrangements as a whole as the term “incidental” is defined within paragraph 2 of SOP 97-2.  Accordingly, the Company follows SOP 97-2 when accounting for the NetEDITOR component of multiple element arrangements.  The Company believes that, consistent with EITF 00-03, the Orgitecture software is scoped out of 97-2 as access to the software is only available through a hosting arrangement with the Company.

•	Tell us your consideration given to EITF 03-05 in accounting for these arrangements when software is a component of the arrangements.

May 15, 2007

Response

The Company has considered EITF 03-05 with respect to the Company’s multiple element arrangements that include a perpetual license for NetEDITOR and other deliverables such as Web Services.  The Company has concluded that the NetEDITOR software is not essential to the functionality of the service deliverables and as such, the services are not considered to be software related.  Accordingly, the Company has concluded that the services are excluded from the scope of SOP 97-2.

Managed Services

•	Disclose the revenue recognition literature and method you are following when accounting for standalone services under these arrangements.

Response

The Company has revised its revenue recognition policy to state that the Company follows the guidance in SAB 104 with respect to stand alone Managed Services engagements.

•	Disclose how you are accounting for hosting arrangements that are sold separately.

Response

The Company respectfully advises the Staff that hosting arrangements are sold only with Web Services engagements, and, to date, have not been sold separately. Subsequent renewals of hosting arrangements are principally on the same terms as the original agreement. The Company has revised its revenue recognition policy disclosure to clarify this point.

Subscriptions

•	Tell us whether License Subscription Agreements are sold on a standalone basis and if so, disclose what revenue Recognition literature and method you are following.

Response

The Company respectfully advises the Staff that its Licensed Subscription Agreements are not sold on a stand alone basis. Accordingly, the Company has revised its revenue recognition policy disclosure to clarify this point.

Multiple element arrangements
•
In accordance with paragraphs 9 and 10 of EITF 00-21 you are required to evaluate all deliverables in determining the actual separate units of accounting for arrangement allocation purposes. Revise your disclosures to more clearly identify each of the individual deliverables as well as the separate units of accounting utilized in applying the residual method.

May 15, 2007

Response

The Company has revised its revenue recognition policy disclosure to more clearly identify the individual deliverables and separate units of accounting utilized in applying the residual method. When Web Services engagements include a perpetual license for the Company’s NetEDITOR software, the Company concludes that the Web Services and the perpetual NetEDITOR license are separate units of accounting as each has stand-alone value to the customer and the Company has established vendor specific objective evidence (VSOE) of fair value for the software and third party evidence of fair value for the Web Services. In these arrangements, the perpetual NetEDITOR license is the delivered element and the Web Services, and any post-contract customer support (“PCS”) are the undelivered elements. The Company recognizes revenue from perpetual NetEDITOR licenses and related PCS in accordance with SOP 97-2 and recognizes revenue from Web Services following the proportional performance model consistent with SAB 104.

•	Disclose the undelivered elements in these arrangements. In your response, you do not identify PCS as an undelivered element. Tell us why this is the case.

Response

The Company has revised its revenue recognition policy disclosure to identify the undelivered elements in its multiple element arrangements. The Company has further clarified the accounting for PCS in such arrangements. The Company further advises the Staff that, although PCS is an undelivered element in the arrangements, revenue is recognized upon delivery of the related NetEDITOR license consistent with paragraph 59 of SOP 97-2. The Company also advises the Staff that PCS is only sold in connection with its perpetually licensed NetEDITOR product and is not offered in connection with software subscription agreements. PCS revenue was $9,500 and $10,500 for the years ended September 30, 2006 and 2005, respectively, and $6,100 and $2,000 for the six months ended March 31, 2007 and 2006, respectively.

•
Determination of fair value for the software element in these multiple element arrangements should be done pursuant to paragraph 10 of SOP 97-2. You indicate that you utilize third party evidence in determining fair value, which is not appropriate. Please revise to apply SOP 97-2.

Response

The Company advises the Staff that there are only two possible software elements in its multiple element arrangements: a perpetual license for the NetEDITOR software and access to the Company’s Orgitecture software through a Licensed Subscription Agreement. The Company has revised its revenue recognition policy disclosure to clarify that the accounting for the perpetual license NetEDITOR software is consistent with SOP 97-2 and that its Licensed Subscription Agreements are excluded from SOP 97-02 by EITF 00-03 as such subscription agreements are available only through a hosting arrangement with the Company.

•	Disclose how you account for direct costs in these multiple element arrangements as required by paragraph 17 of EITF 00-21.

May 15, 2007

Response

The Company has revised its revenue recognition policy disclosure to clarify the accounting for direct costs in multiple element arrangements. Direct costs associated with web development services and retained professional services are recorded as the services are delivered and the corresponding revenue is recognized. Direct costs associated with licensed subscription agreements or hosting services are expensed as incurred.

Note 2. Reclassifications, page F-31

21.      Tell us why the disclosures regarding the "reclassifications" were eliminated in the most recent amendment number 2 to the Form SB-2.

Response

The Company erroneously omitted the disclosure regarding reclassifications from Amendment No. 2 and has included such disclosure on page F-38 of the IPO Prospectus.

Note 9. Stockholders' Equity, pages F-41 to F-44

22.           We note your adoption of SFAS 123R on October 1, 2006. Your disclosures in Note 2 on pages F-29 to F-30 and in Note 9 on pages F-43 and F-44 should be revised to provide all of the disclosures required by paragraphs 64-65, 84 and A240-A242 through the interim period ended December 31, 2006 following SAB 107, H. "First Time Adoption of Statement 123R in an Interim Period.”

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see Note 2 beginning on page F-31 and Note 9 beginning on page F-48.

23.           We note the additional information included in Exhibits G and H. Please address the following as it relates to the information provided so that we may further understand how you have determined the estimated fair values utilized in your equity issuances:

•	Clarify why revenue multiples of I.5X and 1.9X are appropriate measures for the periods specified when considering companies within your peer group.

May 15, 2007

Response

The Company advises the Staff that with regards to the fair value of the common stock underlying stock option grants identified in Exhibit G, and the computation of the fair value of the common stock as detailed in Exhibit H  (each of which was submitted as an exhibit to our letter of April 2, 2007 in connection with the filing of Amendment No. 2 to the Registration Statement), the Company believes more clarification is necessary with regards to the use of revenue multiples as shown in Exhibit H.

From inception through July 2005, the Company had several transactions involving private placement sales of common stock for cash, and it believes the share prices associated with such private placements are the best evidence of the fair value of the underlying common stock for purposes of valuing stock option grants made contemporaneous with such private placements.

Since August 1, 2005, the valuation approach the Company employed was based on a weighted average of the enterprise value as determined using three customary valuation techniques; the discounted cash flow approach, the market approach, and the guideline public company method.  The Company believes that, due to the revenues of the Company (under $10 million), continued operating losses, a business plan highly dependent on future acquisitions, and its limited ability to raise the capital for such acquisitions, a weighted average of these three techniques was the most reasonable approach to the valuation of the Company.

Under the discounted cash flow method, since the Company is an emerging growth company with a business plan highly dependent on acquisitions, estimates of revenue, market growth rates and costs are used when applying the appropriate discount rates.  Discount rates utilized in the Company’s analyses ranged from 35% to 21% based on a capital asset pricing model which considered factors such as risk-free rate of return, an equity risk adjustment and a size discount due to the Company’s limited revenues. The estimates used are consistent with the plans and estimates that management uses to manage the business.  However, there is inherent uncertainty in making these estimates and based on historical significant differences between prior forecasts and prior actual results, the Company applied a weighting no greater than 25% to the enterprise value determined using the discounted cash flow method.

Under the market approach, since there have been no equity transactions involving the Company’s common stock since July 2005, the Company evaluated merger and acquisition transactions involving comparable public and private companies to determine its enterprise value using estimated revenues and applying the comparable multiple derived from such transactions. Since the Company’s revenues are considerably lower and the Company has incurred losses since inception as compared with the comparable group, the Company also applied a weighting no greater than 25% to the enterprise value derived using the market approach.

May 15, 2007

The final technique utilized in the Company’s analysis was the guideline public company method. The Company used data provided by an independent valuation specialist for ten comparable publicly traded companies. Due to its relatively small size, continued operating losses and the high risks associated with its forecasted revenue growth through acquisitions, the Company determined its enterprise value by multiplying rolling twelve months sales by the price-to-sales ratio applicable to those companies in the statistical 10th percentile (on a scale of 100%).  The Company believes that a value market multiple of comparable public companies based on invested capital to revenues provides an objective basis for measuring our fair market value. Accordingly, the Company placed the highest weighting on this factor in its analysis (greater than 50%).

After the Company determined the weighted average enterprise value at December 31, 2006 and 2005 as described above, the Company divided such weighted average enterprise values by its forecasted pro forma revenues for fiscal years 2007 and 2006 to derive the multiples of 1.5X and 1.9X as shown in Exhibit H.  These multiples were compared to multiples of a peer group of public companies to support the reasonableness of its weighted average enterprise value.

The Company has updated its analysis under the guideline public company method through March 31, 2007 and has determined that the public company multiples remained virtually unchanged from the analysis completed at December 31, 2006.  Accordingly, the Company believes the common stock values for all periods prior to the anticipated offering remain consistent with the fair values provided in Exhibits G and H.

Lastly, please note that the Company has only issued 81,880 stock options in the twelve months prior to the filing of the Amendment and that 50,000 of such options were granted to two new outside directors of the Company (25,000 each), with standard three year vesting in accordance with the Company’s stock option plan.

•
Clarify why your use of a constant 20% marketability discount is an appropriate measure given your various stages of enterprise development. Tell us what considerations you have given, if any, to your assessment of your ability to successfully consummate an IPO. We would expect the marketability discount to decrease over time as company management determined that the expected probability of pursuing an IPO was a more realistic next step within your stage of development.

Response

The Company advises the Staff that with regards to the 20% marketability discount applied in our valuation analyses in Exhibit G, that we have subsequently developed alternative scenarios with our valuation models.  In one such model the Company has arbitrarily reduced this discount from 20% to 10% effective six months prior to the anticipated IPO date of June 2007.  The result on the fair value of the common stock is insignificant (approximately $0.07 per month).  Since the Company has not issued any stock options in the past six months (October 1, 2006 to March 31, 2007), there would be no impact to the financial statements under the Black-Scholes-Merton option valuation model.  The Company also considered the potential impact resulting from stock options issued during the past twelve months (May 1, 2006 to April 30, 2007).  In this scenario, use of a 10% marketability discount would have resulted in additional stock compensation expense under the Model of less than $10,000.

The Company also advises the Staff that it believes a marketability discount of 20% is reasonable for the Company based on its size (revenues less than $10 million), its continued operating losses since inception, and its inability to provide and distribute earnings to shareholders.  The Company also considers the post-public offering holding periods applicable to existing stock, warrant and option holders as potential risks to marketability.  These holding periods range from six months to one year.   The Company has also considered input from an outside independent valuation firm that considered the discount used to be reasonable based on the “nano-cap” nature of the proposed offering.  Due to the Company’s revenue size, historical net losses and limited net asset value relative to its specific industry (SIC code 7372) there is a lack of market data available regarding trends in marketability discounts of comparable companies that have gone public.

May 15, 2007

The Company believes the marketability discount should be reduced at some time prior to the IPO date; however the Company believes such reduction would occur very close to the IPO date.  The Company notes that its registration process has spanned more than one year thus far.  The Company also notes that there would be no potential impact to the financial statements as a result of a reduced marketability discount within six months of the anticipated offering date, since the Company has not issued any equity instruments during this period.   Furthermore, such impact would still be insignificant even if a one year look back was considered.

Objectware Financial Statements filed for the period ended September 30, 2006

Note 2.    Revenue recognition, pages F-54 to F-54

24.           We note your responses to prior comments 97 and 98 of our letter dated March 9, 2007. Provide the following additional disclosures within in each of the identified revenue caption descriptions. Provide us with additional information so that we may understand your accounting where we have not requested a specific disclosure be made:

Response

Objectware has revised its disclosure and has considered all of the Staff’s comments with regards to its revenue recognition footnote.

Web Services

•	Disclose the revenue recognition literature you are following when accounting for standalone service arrangements.

Response

Objectware has revised its revenue recognition policy to include clarification of its accounting based on the guidance of SAB 104 with respect to stand alone Web Services engagements.

•
Disclose the revenue recognition literature you are following in accounting for the Web Services arrangements when software is also a component. Address whether you consider the software deliverable in these arrangements to be incidental to the services as a whole as denoted in paragraph 2 of SOP 97-2.

Response

The Company respectfully advises the Staff that Objectware does not sell any licensed software products or subscription licenses. Any references to such software included in Objectware’s original revenue recognition policy disclosure were included as a result of an editing error and has been removed.

May 15, 2007

•	Tell us your consideration given to EITF 03-05 in accounting for these arrangements when software is a component of the arrangements.

Response

As Objectware has corrected the revenue recognition policy disclosure to delete references to licensed software, Objectware respectfully submits that no further responses to comments pertaining to software components under Web Services are required.

•	Tell us the amount of licensed software revenue recognized during the periods presented. Address why you have not disclosed this revenue as a separate line item.

Response

As Objectware has corrected the revenue recognition policy disclosure to delete references to licensed software, Objectware respectfully submits that no further responses to comments pertaining to software components under Web Services are required.

Managed Services

•	Disclose the revenue recognition literature and method you are following when accounting for standalone services under these arrangements.

Response

Objectware has revised its revenue recognition policy to state that it is following the guidance in SAB 104 with respect to stand alone Managed Services engagements. Objectware recognizes revenue as the services are delivered or over the term of the contractual retainer period.

•	Tell us the amount of hosting revenues recognized during the periods presented.

Response

Hosting revenues for the periods presented were $689,000 and $474,000 for the years ended September 30, 2006 and 2005, respectively, and $437,000 and $335,000 for the six months ended March 31, 2007 and 2006, respectively.

•	Disclose how you are accounting for hosting arrangements that are sold separately.

May 15, 2007

Response

Objectware respectfully advises the Staff that hosting arrangements are sold only with Web Services engagements and, to date, have not been sold separately. Subsequent renewals of hosting arrangements are principally on the same terms as the original agreement.

Multiple element arrangements

•
In accordance with paragraphs 9 and 10 of EITF 00-21 you are required to evaluate all deliverables in determining the actual separate units of accounting for arrangement allocation purposes. Revise your disclosures to more clearly identify each of the individual deliverables as well as the separate units of accounting utilized in applying the residual method.

Response

Objectware has revised its revenue recognition policy disclosure to more clearly identify the individual deliverables and separate units of accounting utilized in applying the residual method. When Web Services engagements includes retained professional services and/or hosting, Objectware has concluded that each element can be accounted for separately as the delivered elements (i.e., the Web Services) have stand-alone value and there is objective and reliable third part evidence of fair value for each of the undelivered elements (i.e., the retained professional services and/or the hosting). Web Services are available from other vendors and are regularly sold by Objectware on a stand-alone basis pursuant to a standard price list. Objective and reliable third party evidence of fair value for the undelivered elements has been established, and Objectware’s retained professional services and hosting services are sold pursuant to standard price lists.

The amount of revenue Objectware recognizes in the multiple element arrangements described above is determined using the residual method whereby the value ascribed to the delivered element (i.e., the web services) is equal to the total consideration of the multiple element arrangement less the third party evidence of fair value of the undelivered elements (i.e., the retained professional services and/or the hosting).

•
Disclose the undelivered elements in these arrangements. Given that you appear to sell software it is unclear as to whether you consider PCS to be an undelivered element. Tell us the amount of PCS revenues recognized during the periods presented.

Response

Objectware has revised its revenue recognition policy disclosure to more clearly identify the individual deliverables and separate units of accounting. The delivered element of the multiple element arrangement is the Web Services and the undelivered element is the retained professional services and/or the hosting. Objectware does not sell software or provide PCS in any of its arrangements.

May 15, 2007

•
Determination of fair value for the software element in these multiple element arrangements should be done pursuant to paragraph 10 of SOP 97-2. You indicate that you utilize third party evidence in determining fair value, which is not appropriate. Please revise to apply SOP 97-2.

Response

As noted above, Objectware has corrected the revenue recognition policy disclosure to delete references to licensed software, and respectfully submits that no further responses to comments pertaining to software components under Web Services are required.

•	Address how you account for direct costs in these multiple element arrangements. We reference paragraph 17 of EITF 00-21.

Response

Objectware has revised its revenue recognition policy disclosure to clarify the accounting for direct costs in multiple element arrangements. Direct costs associated with Web development services and retained professional services are recorded as the services are delivered and the corresponding revenue is recognized. Direct costs associated with hosting services are expensed as incurred.

New Tilt Financial Statements, pages F-63 to F-75

25.           We note your response to prior comment 105 of our letter dated March 9, 2007. Please provide the comparative interim period financial statements required by
Item 310(c)(3) and Item 310(b) of Regulation S-B.

Response

The Company advises the Staff that it contacted Mr. Marc Thomas of the SEC Staff on May 10, 2007 in order to clarify the Staff’s concerns with respect to the New Tilt, Inc. financial statements included in the Registration Statement.  Following discussions with Mr. Thomas, we are providing the following information:

In connection with the Company’s initial filing with the SEC in December 2006, The Company followed SAB 80 in order to determine which financial statements of acquired entities were required to be included in the filing.  Consistent with SAB 80, the Company concluded that financial statements of New Tilt covering two years were required to be presented.  As such, the Company provided audited financial statements of New Tilt for the period of January 1, 2005 to December 31, 2005 and for the period from January 1, 2006 to April 24, 2006.  When added to the operations of New Tilt for the period of April 25, 2006 to September 30, 2006, which operations are consolidated with Bridgeline and included in the financial statements of Bridgeline for the year ended September 30, 2006, the audited financial statements of New Tilt referred to above present 21 months of operations of New Tilt.  The Company believes that 21 months of financial statements would satisfy a requirement for two years of financial statements.

May 15, 2007

The Company followed SAB 80 as it believed that SAB 80 reduced the reporting burden that would have resulted from application of Item 310 of Regulation SB.  The Company acknowledges that the application of SAB 80 is not explicitly permitted by Regulation SB; however, the Company believes that the Regulation SB rules are not intended to be more restrictive than the Regulation SX requirements;  accordingly, the Company believed that the use of SAB 80 was appropriate.

As discussed with Mr. Thomas, the Company does not consider the April 24, 2006 financial statements of New Tilt to be interim financial statements within the context of Item 310.  These statements reflect the final fiscal period of New Tilt for which separate financial statements are available.

Subsequent filings of the registration statement have included audited financial statements of the Company through September 30, 2006.  When the Company applies Item 310 of Regulation SB based on its audited financial statements for fiscal year 2006, it has determined that separate financial statements of New Tilt are required for only one year.  However, for informational purposes and consistency, the Company intends to include the December 31, 2005 and April 24, 2006 financial statements of New Tilt, as described above, in its amended registration statement.

Selling Shareholder Prospectus

Selling Stockholders, page Alt. 79

26.           Please revise the disclosure, consistent with your response to prior comment 57 of our letter dated March 9, 2007, to identify Joseph Gunnar & Co. as a registered broker-dealer and to indicate that the shares held were received as compensation for investment banking services.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised page Alt -86 of the Selling Shareholder Prospectus.

27.           Please revise the disclosure to provide the representation made in response to prior comment 57 of our letter dated March 9, 2007, The qualifying language "to [the company's] knowledge" should be removed as you should be able to obtain a representation from the affiliates as to whether the shares were obtained in the ordinary course of business without a view to distribute those shares.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised page Alt-88 of the Selling Shareholder Prospectus.

Risk Factors, page Alt. 10

28.           We note that you have revised some risk factors to eliminate disclosure irrelevant to the prospectus to be used by the selling shareholders. However, it is unclear why you eliminated the first risk factor on page Alt. 10 relating to the auditors' going concern opinion. Please revise to include this risk factor along with revised language relating to the status of the initial public offering.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised page Alt -10 of the Selling Shareholder Prospectus.

In addition to the responses set forth above, the Company would like to direct the Staff’s attention to two additional revisions made to the IPO Prospectus and the Selling Shareholder Prospectus. First, the Company has updated the disclosure under the heading “The Web Services and Web Tools Marketplace,” beginning on page Alt-56 of the IPO Prospectus, to incorporate more recent industry data. The Company has included the relevant sections of the industry reports

May 15, 2007

referenced in the revised language as Exhibit C attached hereto. Second, the Company has updated its disclosure regarding the state of the Company’s new product initiatives under the heading “New On-demand Software Development Initiative,” beginning on page 66 of the IPO Prospectus, in order to incorporate recent developments related to these product development efforts.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 15, 2007

If you require additional information concerning the Registration Statement, please contact either the undersigned or Daniele Ouellette Levy of this firm at 781-622-5930.

Thank you very much.

Very truly yours,

/s/ Carl F. Barnes
Carl F. Barnes

cc:           Mr. Marc D. Thomas
Mr. Thomas Massie
Mr. Gary Cebula
Joseph C. Marrow, Esq.
Daniele Ouellette Levy, Esq.
F. Alec Orudjev, Esq.

Exhibit A – Copies of the graphics referenced in Comment 2
Exhibit B – Form of Escrow Agreement referenced in Comment 6
Exhibit C – Excerpts from recent industry reports

Exhibit A

Bridgeline Software, Inc. is a developer of Web applications and Web software tools that assist our customers by optimizing business processes utilizing Web-based technologies.  Our team of Microsoft®-certified developers specializes in:

» Information architecture » Web application development » Rich media development » Search engine optimization	» Usability engineering » eCommerce application development » eTraining application development

Bridgeline Software has developed its own Web software tools such as netEDITOR-pro that provides Content Management capabilities to multiple users of multiple web sites; and  Orgitecture, an on-demand Web-based platform which provides expandable on-demand modules such as Relationship Management, eSurvey, eNewsletter, Content Management, eCommerce, Event Registration and Integrated Grants Management.

Below are screen shots of our Content Management software tool, netEDITORpro:

The diagram below shows an example of author, approver and publisher roles as the building blocks of the workflow component in netEDITORpro.

Orgitecture, is our on-demand Web-based platform which provides expandable on-demand modules such as Content Management, Relationship Management, eSurvey, eNewsletter, eCommerce, Event Registration and Integrated Grants Management.

The graphic below displays the on-demand web modules available in Orgitecture:
Below are screen shots of Orgitecture’s eCommerce on-demand module:
Below are screen shots of other Orgitecture related on-demand modules:

eSurvey	eNewsletter	Relationship Manager

Exhibit B

                                ESCROW AGREEMENT

         This ESCROW AGREEMENT, dated as of ____ __, 2007 (this "Escrow
Agreement"), is by and among Bridgeline Software, Inc., a Delaware corporation
("Buyer"); Objectware, Inc., a Georgia corporation ("Seller"); Erez M. Katz (the
"Shareholder"), and Arnall Golden Gregory LLP (the "Escrow Agent"). Capitalized
terms used but not defined herein shall have the meanings ascribed to them in the Agreement (as defined below).

         WHEREAS, Buyer, Seller and the Shareholder are each party to an
Agreement and Plan of Merger dated December 7, 2006 as amended pursuant to that certain First Amendment to Agreement and Plan of Merger dated as of March 29,
2007 (collectively, the "Agreement"), with respect to the merger of Seller with and into Buyer, and capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Agreement;

         WHEREAS, pursuant to the Agreement, (i) Buyer has agreed to place in escrow the Closing Deliverables required to be delivered by Buyer to Seller and/or the Shareholder at the Closing (collectively, the "Buyer Closing
Deliverables"), (ii) Seller and the Shareholder have agreed to place in escrow the Closing Deliverables required to be delivered by Seller and/or the
Shareholder to Buyer at the Closing (collectively, the "Seller Parties Closing
Deliverables" and together with the Buyer Closing Deliverables, the "Escrowed
Documents"), (iii) Buyer, Seller and the Shareholder have agreed to place the cash portion of the Initial Merger Consideration (the "Escrowed Amount") in
escrow and (iv) Buyer, Seller and the Shareholder have agreed to place the stock certificate representing the Bridgeline Stock in the form of a single certificate registered in the name of "Erez M. Katz" (the "Escrowed Stock" and together with the Escrowed Documents and Escrowed Amount, the "Escrow Property")
in escrow, all such Escrow Property to be held by the Escrow Agent upon the terms and conditions set forth in this Escrow Agreement; and

         WHEREAS, the Escrow Agent has agreed to hold and/or release the
Escrowed Documents, Escrowed Amount and Escrowed Stock pursuant to the terms hereof.

         NOW, THEREFORE, in consideration of the foregoing and the
representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

         1. Appointment of the Escrow Agent. Buyer, Seller and the Shareholder
hereby appoint and designate the Escrow Agent as escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment and designation, subject to the terms and conditions contained herein.

         2. Delivery of Escrow Property.

         (a) Escrowed Documents. Simultaneously with the execution of this
Escrow Agreement, (i) Buyer has delivered or caused to be delivered to the
Escrow Agent, the Buyer Closing Deliverables and (ii) each of Seller and the
Shareholder have delivered or caused to be delivered to the Escrow Agent, the
Seller Parties Closing Deliverables, to be held by the Escrow


Agent pursuant to the terms and conditions of this Escrow Agreement.  The Escrow
Agent hereby  acknowledges  receipt of the Escrowed Documents and agrees to hold and release the Escrowed  Documents in accordance  with the terms and conditions contained herein.

         (b) Deposit of Escrowed Amount; Escrowed Stock.

                  (i) Delivery. Not later than five (5) business days after the
Registration Statement has been declared effective by the SEC and trading has commenced and within one (1) hour of receipt by Buyer of net proceeds of the IPO in an aggregate amount at least equal to $10,000,000, Buyer shall (i) initiate a wire transfer of the Escrowed Amount to the Escrow Agent and (ii) deliver by overnight mail the Escrowed Stock to the Escrow Agent, each to be held by the
Escrow Agent pursuant to the terms and conditions of the Escrow Agreement.
Buyer's legal counsel, Morse, Barnes-Brown & Pendleton, P.C., shall notify the
Escrow Agent of the effectiveness of the Registration Statement promptly upon
Buyer's receipt of notice thereof from the SEC, and Escrow Agent shall be permitted to rely upon such notification for actions taken by it pursuant to
Section 3(a) of this Agreement.

                  (ii) Dividends, Voting and Rights of Ownership. Except for
tax-free dividends paid in stock declared with respect to shares of Bridgeline
Common Stock included in the Escrowed Stock pursuant to Section 305(a) of the
Internal Revenue Code of 1986, as amended (the "Code") ("Additional Escrowed
Stock"), there will be distributed promptly to the Shareholder any cash dividends or dividends payable in securities or other distributions of any kind made in respect of the Escrowed Stock. The Shareholder will have voting rights with respect to the Escrowed Stock so long as such Escrowed Stock is held in escrow, and Buyer will take all reasonable steps necessary to allow the exercise of such rights. While the Escrowed Stock remains in the Escrow Agent's possession pursuant to this Escrow Agreement and the Agreement, the Shareholder will retain and will be able to exercise all other incidents of ownership of said Escrowed Stock which are not inconsistent with the terms and conditions of this Escrow Agreement and the Agreement.

         3. Release of Escrowed Documents. The Escrow Agent hereby agrees to hold the Escrowed Documents in escrow, until the occurrence of the following events:

         (a) Upon receipt by the Escrow Agent of the Escrowed Amount and
Escrowed Stock, the Escrow Agent shall (i) release to Buyer the Seller Parties
Closing Deliverables and (ii) release to Seller and/or the Shareholder, as the case may be, the Buyer Closing Deliverables.

         (b) If the Registration Statement resulting in net proceeds to the
Buyer of at least $10,000,000 is not declared effective by the SEC on or before the ninth business day following the Closing Date, the Escrow Agent shall (i)
release to Buyer the Buyer Closing Deliverables and (ii) release to Seller and/or the Shareholder, as the case may be, the Seller Parties Closing
Deliverables. Buyer's legal counsel, Morse, Barnes-Brown & Pendleton, P.C., shall notify the Escrow Agent promptly on the ninth business day following the
Closing Date if the Registration Statement resulting in net proceeds to the
Buyer of at least $10,000,000 has not been declared effective by the SEC by such date, and Escrow Agent shall be permitted to rely on such notification for all actions taken by it pursuant to this Section 3(b).

                                        2

         4. Release of Escrowed Funds and Escrowed Stock. The Escrow Agent
hereby agrees to hold the Escrowed Funds and Escrowed Stock in escrow, until the occurrence of the following event:

         (a) Upon release by the Escrow Agent of the Escrowed Documents in accordance with Section 3(a) of this Escrow Agreement, the Escrow Agent shall release the Escrowed Amount and Escrowed Stock to the Shareholder.

         5. Termination of Agreement. When the Escrow Property has been released and distributed pursuant to the provisions of this Escrow Agreement, this Escrow
Agreement, except for the provisions of Paragraphs 6(b) and 6(f) hereof, shall terminate, and be of no further force or effect.

         6. Escrow Agent.

         (a) Duties and Responsibilities. (i) The duties and responsibilities of the Escrow Agent hereunder shall be limited to those expressly set forth in this
Escrow Agreement, and the Escrow Agent shall not be bound in any way by any other contract or agreement between the parties hereto, whether or not the
Escrow Agent has knowledge of any such contract or agreement or of the terms or conditions thereof. In the event that the Escrow Agent shall be uncertain as to any duties or responsibilities hereunder or shall receive instructions from any of the parties hereto with respect to the Escrow Property which in the Escrow
Agent's belief are in conflict with any of the provisions of this Escrow
Agreement, the Escrow Agent shall be entitled to refrain from taking any action until it shall be directed to do so in writing by both parties hereto or by order of a court of competent jurisdiction in proceedings which the Escrow Agent or any other party hereto shall be entitled to commence. The Escrow Agent may act upon the advice of its counsel in taking or refraining from taking any action hereunder and may act upon any instrument or other writing believed in good faith to be genuine and to be signed and presented by the proper person or persons.

                  (ii) The Escrow Agent shall not be responsible for the
genuineness of any signature or document presented to it pursuant to this Escrow
Agreement and may rely conclusively upon and shall be protected in acting upon any list, advice, judicial order or decree, certificate, notice, request, consent, statement, instruction or other instrument believed by it in good faith to be genuine or to be signed or presented by the proper person hereunder, or duly authorized by such person or properly made. The Escrow Agent shall not be responsible for any of the agreements contained herein except the performance of its duties as expressly set forth herein. The duties and obligations of the
Escrow Agent hereunder shall be governed solely by the provisions of this Escrow
Agreement and the Escrow Agent shall have no duties other than the duties expressly imposed herein and shall not be required to take any action other than in accordance with the terms hereof. The Escrow Agent shall not be bound by any notice of, or demand with respect to, any waiver, modification, amendment, termination, cancellation, rescission or restatement of this Escrow Agreement, unless in writing and signed by Buyer, Seller and the Shareholder, and, if the duties of the Escrow Agent are affected thereby, unless Escrow Agent shall have given its prior written consent thereto.

                                        3

         (b) Liability. The Escrow Agent shall not be liable to anyone for any damage, loss or expense incurred as a result of any act or omission of the
Escrow Agent, unless such damage, loss or expense is caused by the Escrow
Agent's willful default or gross negligence. Accordingly, and without limiting the foregoing, the Escrow Agent shall not incur any such liability with respect to (i) any action taken or omitted under this Escrow Agreement, or (ii) any action taken or omitted in reliance upon any instrument, including any written notice or instruction provided for herein, not only as to its due execution by an authorized person and as to the validity and effectiveness of such instrument, but also as to the truth and accuracy of any information contained therein. Should any issue arise with respect to the delivery or ownership of the
Escrow Property, the Escrow Agent shall have no liability to any party hereto for retaining dominion and control over the Escrow Property until such issue is resolved by (i) mutual agreement of the parties; or (ii) final order, decree or judgment by a court of competent jurisdiction. In no event shall the Escrow
Agent be under any duty whatsoever to institute or defend such proceeding.

         (c) Disputes. In the event of a dispute between any of the parties hereto sufficient in the discretion of the Escrow Agent to justify its initiation of legal proceedings, or in the event that Escrow Agent is joined as a party to a lawsuit by virtue of the fact that it is holding the Escrow
Property, the Escrow Agent may, at its option, either (i) tender the Escrow
Property into the registry or custody of the court of competent jurisdiction before which such lawsuit is pending, and thereupon be discharged from all further duties and liabilities under this Escrow Agreement with respect to the
Escrow Property so tendered or (ii) deliver the Escrow Property in accordance with the court's orders or ultimate disposition of such lawsuit. Any legal action initiated by the Escrow Agent may be brought in any court as the Escrow
Agent shall determine to have jurisdiction with respect to such matter. Buyer,
Seller and the Shareholder hereby jointly and severally indemnify and hold the
Escrow Agent harmless from and against any damage, losses or expense suffered or incurred by the Escrow Agent in connection with the exercise by the Escrow Agent of the options authorized in this paragraph, including but not limited to, reasonable attorneys' fees and costs and court costs at all trial and appellate levels.

         (d) Attachment. In the event all or any part of the Escrow Property shall be attached, garnished or levied upon pursuant to any court order, or the delivery thereof shall be stayed or enjoined by a court order, or any other order, judgment or decree shall be made or entered by any court affecting the
Escrow Property or any part hereof or any act of the Escrow Agent, the Escrow
Agent is authorized to obey and comply with all writs, orders, judgments or decrees so entered or issued by any such court, without the necessity of inquiring whether such court has jurisdiction; and if the Escrow Agent obeys or complies with any such writ, order, or decree, the Escrow Agent shall not be liable to any of the parties hereto or any other person by reason of such compliance.

         (e) Legal Action. The Escrow Agent shall have no duty to incur any out-of-pocket expenses or to take any legal action in connection with this
Escrow Agreement or towards its enforcement, or to appear in, prosecute or defend any action or legal proceeding that would result in or might require it to incur any cost, expense, loss, or liability, unless and until it shall receive confirmation and at its option, security, with respect to indemnification in accordance with Paragraph 6(f) of this Escrow Agreement.

                                        4

         (f) Indemnification. Without determining or limiting any rights as between or among Buyer, Seller and the Shareholder, which rights shall exist outside this Escrow Agreement and not be prejudiced hereby, Buyer, Seller and the Shareholder jointly and severally hereby agree to indemnify and hold harmless the Escrow Agent from and against any and all cost, loss, damage, disbursement, liability, and expense, including reasonable attorneys' fees and costs, which may be imposed upon or incurred by the Escrow Agent hereunder, or in connection with the performance of its duties hereunder, including any litigation arising out of this Escrow Agreement, or involving the subject matter hereof, except only costs, losses, claims, damages, disbursements, liabilities and expenses arising out of the Escrow Agent's acts or omissions for which the
Escrow Agent is adjudged willfully malfeasant or grossly negligent by a final decree, order or judgment of a court of competent jurisdiction from which no appeal is taken within the applicable appeals period.

         (g) Resignation. The Escrow Agent, or the Escrow Agent's successor hereinafter appointed, may at any time resign by giving notice in writing to
Buyer, Seller and the Shareholder, and shall be discharged of all further duties hereunder upon the appointment of a successor escrow agent which shall be appointed by agreement of each of Buyer, Seller and the Shareholder; provided, however, that such resigning Escrow Agent shall remain entitled to indemnification hereunder pursuant to Paragraph 6(f) hereof. If Buyer, Seller and the Shareholder are unable to agree on a successor escrow agent, either of such parties may petition a court of competent jurisdiction to appoint one. From the date upon which the Escrow Agent sends notice of any resignation until the acceptance by a successor escrow agent appointed as provided herein, the Escrow
Agent's sole obligation hereunder shall be to hold the Escrow Property delivered to it in accordance with this Agreement. Any such successor escrow agent shall deliver to Buyer, Seller and the Shareholder a written certificate accepting such appointment hereunder, and thereupon it shall succeed to all the rights and duties of the Escrow Agent hereunder and shall be entitled to receive the benefit of the provisions set forth herein.

         (h) Law Firm Escrow Agent. Buyer, Seller and the Shareholder each acknowledge and agree that nothing contained herein shall be deemed to prevent any law firm serving as the Escrow Agent, or as a successor escrow agent, from acting as counsel for Buyer, Seller or the Shareholder, or any of their respective stockholders, or any of their respective affiliates, or any other party in any matter, including resolution of disputes and claims subject to, arising under or related to the Agreement or this Escrow Agreement, or acting as an escrow agent on behalf of others.

         (i) Accounting. The Escrow Agent will provide to each of Buyer, Seller and the Shareholder a written accounting of the investments held in escrow hereunder and all transactions relating to this Escrow Agreement, including any distributions of the Escrowed Amount, within twenty (20) business days following written request of any such Party.

         7. Escrow Agent Fees and Expenses.

         (a) Compensation and Expenses. The Escrow Agent shall be entitled to reimbursement for its out of pocket costs and expenses and payment of any amounts to which the Escrow Agent is entitled under the indemnification provisions contained herein. The costs and expenses of the Escrow Agent, including reasonable attorneys' fees and costs, shall be borne

                                        5

jointly and severally by Buyer, Seller and the Shareholder,  any amounts owed by
Buyer,  Seller and the  Shareholder to the Escrow Agent,  may be deducted by the
Escrow Agent from the Escrowed Amount before final distribution thereof.

         (b) Reporting. The Shareholder will provide the Escrow Agent with any
IRS Forms W-9 for taxpayer identification number certifications, or Forms W-8 for non-resident alien certifications, as may be appropriate at or prior to the
Closing Date.

         8. Relief.

         In the event litigation is maintained by a party to this Escrow
Agreement against any other party to enforce this Escrow Agreement or to seek any remedy for breach, then the prevailing party in such litigation shall be entitled to recover from the non-prevailing party reasonable attorneys' fees and costs of suit.

         9. Miscellaneous.

         (a) All notices, requests, demands or other communications which are required or may be given pursuant to the terms of this Escrow Agreement will be in writing and will be deemed to have been duly given: (i) on the date of delivery if personally delivered by hand, (ii) upon the third day after such notice is deposited in the United States mail, if mailed by registered or certified mail, postage prepaid, return receipt requested, (iii) upon the date scheduled for delivery after such notice is sent by a nationally recognized overnight express courier or (iv) by fax upon written confirmation (including the automatic confirmation that is received from the recipient's fax machine) of receipt by the recipient of such notice:

              if to Buyer, to:

                     Bridgeline Software, Inc.
                     10 Sixth Road
                     Woburn, MA  01801
                     Attention: Chief Financial Officer

                     with a copy to:

                     Joseph C. Marrow, Esq.
                     Morse, Barnes-Brown & Pendleton, P.C.
                     1601 Trapelo Road
                     Waltham, MA 02451

              if to Seller, to:

                     Objectware, Inc.
                     5555 Triangle Parkway, Suite 250
                     Norcross, GA  30092
                     Attention: Chief Executive Officer

                                        6

                     with a copy to:

                     Arnall Golden Gregory LLP
                     171 17th NW, Suite 2100
                     Atlanta, GA 30363-1031
                     Attn: Sherman A. Cohen, Esq.

              if to the Shareholder, to:

                     Erez M. Katz
                     5555 Triangle Parkway, Suite 250
                     Norcross, GA  30092

              with a copy to:

                     Arnall Golden Gregory LLP
                     171 17th NW, Suite 2100
                     Atlanta, GA 30363-1031
                     Attn: Sherman A. Cohen, Esq.

              if to the Escrow Agent, to:

                     Arnall Golden Gregory LLP
                     171 17th NW, Suite 2100
                     Atlanta, GA  30363-1031
                     Attn:  Sherman A. Cohen, Esq.

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 9(a).

         (b) Entire Agreement. This Escrow Agreement embodies the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings between or among the parties relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Escrow Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this
Escrow Agreement.

         (c) Amendments, Waivers and Consents. Except as otherwise expressly provided herein, the terms and provisions of this Escrow Agreement may be modified or amended only by written agreement executed by all parties hereto.
The terms and provisions of this Escrow Agreement may be waived, or consent for the departure therefrom granted, only by a written document signed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Escrow Agreement, whether or not similar.
Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

                                        7

         (d) Assignment. The rights and obligations under this Escrow Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties.

         (e) Benefit, Binding Effect; Third Party Beneficiaries. All statements, representations, warranties, covenants and agreements in this Escrow Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Escrow Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Escrow Agreement.

         (f) Governing Law. This Escrow Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of law principles thereof.

         (g) Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this
Escrow Agreement shall be unenforceable or invalid in any respect, then such provision shall be deemed limited to the extent that such court deems it valid or enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, partially or wholly unenforceable, the remaining provisions of this Escrow Agreement shall nevertheless remain in full force and effect.

         (h) Expenses. Except for the fees and expenses of the Escrow Agent which shall be paid as provided in Section 7, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Escrow
Agreement and the transactions contemplated hereby, whether or not the transactions contemplated in this Escrow Agreement or in the Agreement are consummated.

         (i) Headings and Captions. The headings and captions contained in this
Escrow Agreement are for convenience only and shall not affect the meaning or interpretation of this Escrow Agreement or of any of its terms or provisions.

         (j) Interpretation. The parties hereto acknowledge and agree that they have participated jointly in the negotiation and drafting of this Escrow
Agreement, have each been represented by counsel in such negotiation and drafting, and that in the event an ambiguity or question of intent or interpretation arises, this Escrow Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Escrow Agreement.

         (k) Counterparts. This Escrow Agreement may be executed in any number of counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                      [SIGNATURE PAGE IMMEDIATELY FOLLOWS.]

                                        8

                                              SIGNATURE PAGE TO ESCROW AGREEMENT

         IN WITNESS WHEREOF, the parties hereto have duly executed this
Agreement as of the day and year first above written.

                                    BUYER:

                                    BRIDGELINE SOFTWARE, INC.

                                    By:
                                        --------------------------------
                                    Name: Thomas L. Massie
                                    Title: President and Chief Executive Officer

                                    SELLER:

                                    OBJECTWARE, INC.

                                    By
                                       ---------------------------------
                                    Name: Erez M. Katz
                                    Title: President and Chief Executive Officer

                                    SHAREHOLDER:

                                    ------------------------------------
                                    Erez M. Katz

                                    ESCROW AGENT:

                                    ARNALL GOLDEN GREGORY LLP

                                    By:
                                        --------------------------------
                                    Name:
                                    Title:

                                        9

Exhibit C

TABLE 3

Worldwide Software on Demand Revenue, 2005-2011: Comparison of May 2006 and
March 2007 Forecasts ($M)
--------------------------------------------------------------------------------

                     2005     2006     2007     2008     2009     2010     2011
--------------------------------------------------------------------------------

March 2007 forecast    NA    3,976    6,194    8,440   10,580   12,489   14,500
--------------------------------------------------------------------------------

       Growth (%)      NA       NA     55.8     36.3     25.4     18.0     16.1
--------------------------------------------------------------------------------

May 2006 forecast   2,002    2,385    2,781    3,260    3,880    4,589       NA
--------------------------------------------------------------------------------

       Growth (%)      NA     19.2     16.6     17.2     19.0     18.3       NA
--------------------------------------------------------------------------------
Note: See WORLDWIDE SOFTWARE ON DEMAND 2006-2010 FORECAST (IDC #201679, May
2006) for document containing prior forecast.
Source: IDC, March 2007

FIGURE 2

Worldwide Software on Demand Revenue, 2005-2011:

Comparison of May 2006 and March 2007 Forecasts

  2005        2006        2007        2008        2009        2010        2011
--------------------------------------------------------------------------------
   NA        3,976       6,194       8,440       10,580      12,489      14,500

March 2007 forecast

May 2006 forecast

Source: IDC, March 2007


--------------------------------------------------------------------------------------------------------
TABLE I
--------------------------------------------------------------------------------------------------------
Worldwide Content Management Software Revenue by Region and OperatingEnvironment, 2006-2011 ($M)
--------------------------------------------------------------------------------------------------------
                                                                                       2006-
                                                                              2006     2011     2011
                                                                              Share    CAGR     Share
                         2006     2007     2008     2009     2010     2011     (%)      (%)      (%)
--------------------------------------------------------------------------------------------------------

Geographic
region
--------------------------------------------------------------------------------------------------------
Americas                2,137    2,354    2,591    2,865    3,162    3,479     61.4     10.2     60.2
--------------------------------------------------------------------------------------------------------

EMEA                    1,110    1,226    1,366    1,533    1,723    1,920     31.9     11.6     33.2
--------------------------------------------------------------------------------------------------------

Asia/Pacific              230      255      283      315      348      385      6.6     10.8      6.6
--------------------------------------------------------------------------------------------------------

Total                   3,477    3,835    4,239    4,712    5,233    5,785    100.0     10.7    100.0
--------------------------------------------------------------------------------------------------------

Operating
environment
--------------------------------------------------------------------------------------------------------

Mainframe                 262      286      312      343      379      415      7.5      9.7      7.2
--------------------------------------------------------------------------------------------------------

i5 andOS/400               74       77       82       86       93       98      2.1      5.8      1.7
--------------------------------------------------------------------------------------------------------

Unix                      983    1,080    1,185    1,302    1,413    1,521     28.3      9.1     26.3
--------------------------------------------------------------------------------------------------------

Linux/other
open source                55       61       70       79       89      102      1.6     13.2      1.8
--------------------------------------------------------------------------------------------------------

Otherhost/server           41       45       49       54       59       64      1.2      9.0      1.1
--------------------------------------------------------------------------------------------------------

Windows 32and 64        1,964    2,178    2,422    2,716    3,057    3,428     56.5     11.8     59.3
--------------------------------------------------------------------------------------------------------

Other
single user                99      108      120      131      143      157      2.8      9.6      2.7
--------------------------------------------------------------------------------------------------------

Total                   3,477    3,835    4,239    4,712    5,233    5,785    100.0     10.7    100.0
--------------------------------------------------------------------------------------------------------

Growth (%)                9.7     10.3     10.5     11.1     11.1     10.5
--------------------------------------------------------------------------------------------------------
Note: See Table 2 for key forecast assumptions.
Source: IDC, March 2007
